Exhibit 99.1

Springview Holdings Ltd Achieves bizSAFE Level 4 Certification, Accelerating Growth and Expanding Market Reach

Singapore, June 13, 2025 (GLOBE NEWSWIRE) -- Springview Holdings Ltd (Nasdaq: SPHL) (“Springview Holdings”, or the “Company”), a leading designer and builder of residential and commercial properties in Singapore, today announced that its indirect wholly owned Singapore operating subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”) has been officially awarded bizSAFE Level 4 certification by the Workplace Safety and Health Council, effective June 9, 2025. This milestone marks a major leap forward in Springview Singapore’s journey toward operational excellence and sustainable growth.

Earning bizSAFE Level 4 certification underscores Springview Singapore’s relentless commitment to integrating best-in-class workplace safety and health (WSH) practices across every facet of its business. This achievement not only enhances the safety and well-being of its workforce and partners but also significantly broadens the Springview Singapore’s market opportunities, opening doors to new partnerships, larger projects, and higher-value contracts within Singapore’s competitive construction sector.

Previously classified as a bizSAFE Level 3 business, Springview Singapore’s elevation to bizSAFE Level 4 demonstrates its ability to meet and exceed rigorous government standards and industry benchmarks in WSH practices, positioning Springview Singapore for accelerated growth and strengthening its competitiveness in Singapore’s construction sector.

Zhuo Wang, CEO of Springview Holdings, commented, “We are proud to achieve bizSAFE Level 4 certification, a testament to our unwavering commitment to the highest standards of workplace safety and health. This important certification positions Springview Singapore to seize exciting growth opportunities in Singapore’s construction sector. It reflects the hard work and dedication of our entire team to embed safety as a core value within our operations and leadership framework.”

“Beyond the immediate benefits, this certification strengthens our ability to collaborate with industry leaders, clients, and public sector partners who demand the highest standards in safety and operational excellence. We remain committed to continuous improvement and aim to further expand our addressable opportunities by working towards bizSAFE STAR, the highest certification under the national bizSAFE program. At Springview, we have consistently demonstrated that safety is not just a compliance requirement but a strategic foundation for sustainable growth.”

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL) designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com